Mail Stop 3561

June 27, 2007

Callaway Golf Company
Bradley J. Holiday-Chief Financial Officer
2180 Rutherford Road
Carlsbad, CA 92008

> **Re:** **Callaway Golf Company**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-10962**

Dear Mr. Holiday:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Bradley J. Holiday
Callaway Golf Company
June 27, 2007
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 24

1. Your discussion of critical accounting policies and estimates should not replicate the notes to the financial statements. In this regard, please revise your critical accounting estimates disclosure to specifically address why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, such factors as how you arrived at the estimates as well as how accurate the estimates or assumptions have been in the past. For example, you should revise your disclosures to discuss the uncertainties in your warranty reserve calculation process and how you ensure that those uncertainties are mitigated. Please refer to the guidance in Section V of FR-72 (Release No. 33-8350).

Results of Operations, page 28

2. Based on your segment disclosures on page F-37, the Golf Balls segment incurred losses of $6,396 million, which represents over 18% of your total net income and appears to be material. Additionally, per review of your Form 10-Q for the quarter ended March 31, 2007, net income for this segment has decreased as compared to the first quarter of the prior year. In this regard, since your results of operations disclosures focus primarily on net sales per operating segment and do not address segment profitability or trends, we believe you should revise your MD&A to provide a discussion of segment information. See the last sentence of the first paragraph of Item 303(a) of Regulation S-K.

3. Please revise the "Overview" section of your MD&A to discuss the fact that your business has two operating segments and only one of which generates substantial profits. We suggest that you present a table, similar in format to the table in Note 16 to your financial statements, which would show the relative contribution by each of your two operating segments to your overall consolidated pre-tax income/(loss). It should be noted that your golf ball segment contributes losses even before giving any effect to a significant amount of unallocated overhead expenses.

4. Based on your disclosures on page 9, your products' life cycles are relatively short. Additionally, your operational results vary significantly based your product mix. Due to those facts, as well as the overall nature of your business, it appears that a discussion of inventory turnover and its effect on cash flows should be included in your liquidity disclosures.

5. Your sales significantly decrease from the second to the fourth quarter. In this regard, please consider revising your MD&A to include a more detailed discussion of seasonal trends and variations in sales. See question 1 in Topic 13(B) of the Staff Accounting Bulletins.

6. According to your disclosures on page 35, the increase in your inventory balance on December 31, 2006 was a result of three premium priced drivers that are included in your 2007 product line and pre-launch inventories build up. In this regard, please provide us with a detailed discussion of the underlying causes for the increase in your first quarter inventory balance (post product launch).

Item 8- Financial Statements

Notes to the consolidated financial statements

General

7. You started operating your online store during the 2006 fiscal year. In this regard, please tell us and disclose the accounting treatment applied to any significant software costs or web-site development costs citing any accounting literature you have relied upon, if applicable. Refer to SFAS No.86, EITF No. 00-2, and/or SOP No. 98-1.

8. If material, please revise your notes to the financial statements to include your accounting methodology for your gift cards program.

9. It appears that you may have certain promotional sales programs. As such, please provide us with a detailed analysis of your major promotional sales, rebate and return programs. Additionally, you should revise the discussion of critical accounting policies and estimates within MD&A, as well as the notes to the financial statements, to include your accounting methodology for these programs. Further, consider revising your discussion of liquidity and capital resources to include a discussion of the pricing or discounts provided to your vendors on a seasonal basis and its effect on your liquidity.

10. Please provide us with a description of and consider the need to revise your filing to disclose, your accounting methodology for the Trade In! Trade Up! Program.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding the financial statements or related matters. Please call me at (202) 551-3211 if you have any other questions.

Regards,

David R. Humphrey
Branch Chief